Tembec Inc.
C.P. 5000
Témiscaming (Québec) Canada
J0Z 3R0

PRESS RELEASE
Source:	Tembec Inc.

Contacts:	Michel J. Dumas	John Valley
	Executive Vice President,	Executive Vice President,
	Finance & CFO	Business Development and Corporate Affairs
	Tel: 819-627-4268	Tel: 416-775-2819
	E-mail: michel.dumas@tembec.com	E-mail: john.valley@tembec.com

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS FIRST QUARTER ENDED DECEMBER 29, 2007

Montreal, Quebec, February 12, 2008: Consolidated sales for the first quarter ended December 29, 2007 were $545 million, down from $649 million in the comparable period last year. The Company generated a net loss of $60 million or $0.70 per share compared to net earnings of $138 million or $1.62 per share in the corresponding quarter ended December 30, 2006, and net earnings of $22 million or $0.25 per share in the previous quarter. Earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses (EBITDA) was negative $16 million, as compared to EBITDA of $14 million a year ago and EBITDA of $23 million in the prior quarter.

The December 2006 quarterly financial results included an after-tax gain of $185 million or $2.16 per share relating to the recovery of lumber duties. After adjusting for this item and certain other items, the Company would have generated net earnings of $23 million or $0.28 per share. This compares to a net loss of $87 million or $1.03 per share in the quarter ended December 29, 2007 and a net loss of $51 million or $0.60 per share in the previous quarter. The impact of specific items on the Company’s financial performance is discussed further in the Management Discussion and Analysis (MD&A) of its financial results.

Business Segment Results

The Forest Products segment generated negative EBITDA of $22 million on sales of $152 million. This compares to negative EBITDA of $13 million on sales of $203 million in the prior quarter. The sales decrease of $51 million was caused primarily by lower shipments of SPF lumber. US $ reference prices for random lumber decreased by approximately US $32 per mbf while stud lumber decreased by US $42 per mbf. Currency negatively impacted sales as the Canadian $ averaged US $ 1.018, a 6% increase from US $ 0.957 in the prior quarter. The currency impact was partially offset by higher average net sales values. Given the relatively soft lumber market conditions, the Company has made a decision to reduce the quantity of lower grade lumber produced in its sawmills. The net price effect was a decrease in EBITDA of $10 million or $40 per mbf. Operating costs were relatively unchanged. During the quarter, the Company incurred $3 million of lumber export taxes, down from $5 million in the prior quarter. The reduction was driven by lower volumes and prices. Lumber export taxes are payable based on the 2006 agreement between Canada and the United States. Applicable export tax rates vary based upon selling prices. During the December quarter, the Company incurred a tax of 5% on Eastern shipments and 15% on Western shipments, unchanged from the prior quarter.

The Pulp segment generated EBITDA of $21 million on sales of $311 million for the quarter ended December 2007 compared to EBITDA of $51 million on sales of $369 million in the September 2007 quarter. Lower effective Canadian $ selling prices combined with lower shipments generated the $58 million decline in sales. Effective this quarter, the proportionate (50%) results of the AV Cell specialty pulp mill are no longer included in the Pulp segment results. In the prior quarter, the Company’s results included 16,600 tonnes of shipments and $15 million of sales from this facility. US $ reference prices increased for all grades of pulp. The increases in US $ reference prices were not enough to offset the negative impact of the stronger Canadian $. The net price effect was a decrease of $7 per tonne, decreasing EBITDA by $3 million. Mill costs increased by $21 million, due primarily to increased downtime. In the December 2007 quarter, the Company incurred 26,900 tonnes of maintenance downtime, including 8,300 tonnes related to equipment failures at the Tarascon paper pulp mill and the Temiscaming specialty pulp mill. This compares to only 1,300 tonnes of planned maintenance downtime in the prior quarter. Higher energy costs, particularly in our European operations, increased cost by a further $5 million. Inventories were at 24 days of supply at the end of December, up from only 19 days at the end of September. These are relatively low levels indicative of the strength of the current pulp market.

The Paper segment generated negative EBITDA of $12 million on sales of $99 million. This compares to negative EBITDA of $10 million on sales of $116 million in the prior quarter. The sales decrease of $17 million was due to lower effective prices and shipments. Newsprints shipments declined by 15,000 tonnes as the Company indefinitely idled one of the three paper machines at the Kapuskasing newsprint mill. The US $ reference price for newsprint increased by US $3 per tonne while the reference price for coated bleached board increased by US $10 per short ton. Currency negatively impacted sales as the Canadian $ averaged 6% higher versus the US $. The net price effect was a decrease of $28 per tonne, decreasing EBITDA by $4 million. Manufacturing costs remained relatively unchanged from those of the prior quarter. The Company incurred 17,400 tonnes of market related downtime and 3,700 tonnes of maintenance downtime in the December 2007 quarter compared to 3,500 tonnes of market related downtime in the prior quarter.

Recapitalization Plan and Liquidity

On December 19, 2007, the Company announced a proposed recapitalization plan with the following key financial elements:

  Conversion of US $1.2 billion of Tembec’s Unsecured Senior Notes into new equity.

  Implementation of a new 4-year term loan of US $300 million to provide additional liquidity.

  Reduction of Tembec’s annual interest expense by approximately $67 million.

Tembec’s trade creditors, as well as its obligations to employees, including under its pension and benefit plans, are unaffected by the recapitalization and will continue to be paid or satisfied in the ordinary course of business.

Noteholders holding, in aggregate approximately US $795 million of the outstanding notes (representing approximately 66% of the outstanding notes) have executed support agreements and have agreed to vote in favour of and support the recapitalization. More detailed information about the recapitalization can be found in Tembec’s management proxy circular dated January 25, 2008 which can be found on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml) and the Company’s website (www.tembec.com).

Liquidity at the end of December 2007 was $128 million, consisting of $22 million of cash and $106 million of unused operating lines of credit. Immediately following the end of the December quarter, on December 30, 2007, the Company made a US $15 million interest payment on the US $350 million Unsecured Senior Notes due June 2009. Under the terms of the recapitalization, accrued interest to December 31, 2007 totalling US $26 million on the US $500 million Unsecured Senior Notes due February 2011 and the US $350 million Unsecured Senior Notes due March 2012 will be paid on the date the recapitalization is implemented. The Company currently anticipates that the recapitalization will be implemented on or about February 29, 2008.

Outlook

Overall, the December quarter operating results were below the Company’s expectations. While the Company had anticipated a stronger Canadian $ versus the US $, it did peak at unexpectedly high levels. As well, the Company experienced higher than expected maintenance costs in the Pulp segment. Looking ahead, pulp markets should remain strong and price increases have already been announced for the March quarter. Newsprint prices increased in the latter part of the December quarter and additional increases are anticipated during the March quarter. Lumber will continue to be challenging as producers will need to adapt to relatively weak demand fundamentals. As for the Company, it will continue to focus on controllable items such as costs and operating efficiency, the key elements of its recovery plan. Management will also be expending considerable efforts to work with its advisors to complete and implement the proposed recapitalization plan.

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 8,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

This press release includes "forward-looking statements" within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as "anticipate", "estimate", "expect", " will" and "project" or variations of such words. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities in Canada and the United States. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management's Discussion and Analysis
for the quarter ended December 29, 2007

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec's financial performance during its first fiscal quarter ended December 29, 2007. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended December 29, 2007 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 29, 2007, included in the Company's Annual Report. All references to quarterly or Company information relate to Tembec's fiscal quarters. EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-GAAP (Generally Accepted Accounting Principles) financial measures. As they have no standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. Non-GAAP financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A contains "forward-looking statements" within the meaning of securities laws. Such statements relate to the Company's or management's objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as "anticipate", "estimate", "expect", "will" and "project" or variations of such words. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities in Canada and the United States. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The information in this report is as at February 12, 2008, the date of filing in conjunction with the Company's press release announcing its results for the first fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

OVERVIEW

	Quarterly Results ($ millions)

	Fiscal 2007				Fiscal 2008
	Dec 06	Mar 07	Jun 07	Sep 07	Dec 07	Mar 08	Jun 08	Sep 08
Sales	649	714	712	675	545	-	-	-
Freight and sales deductions	75	80	83	78	63	-	-	-
Lumber export duties / taxes	3	5	5	5	3	-	-	-
Cost of sales	526	570	585	537	469	-	-	-
SG&A	31	35	35	32	26	-	-	-
EBITDA	14	24	4	23	(16)	-	-	-
Depreciation & amortization	45	43	41	44	42	-	-	-
Unusual items	(217)	(4)	(3)	(3)	(19)	-	-	-
Operating earnings (loss)	186	(15)	(34)	(18)	(39)	-	-	-
Interest, foreign exchange & other	(14)	36	53	43	31	-	-	-
Exchange loss (gain) on long-term debt	61	(13)	(111)	(86)	(16)	-	-	-
Pre-tax gain (loss)	139	(38)	24	25	(54)	-	-	-
Income tax (recovery)	(4)	(1)	3	3	3	-	-	-
Share of related company loss (gain)	(1)	(2)	2	-	-	-	-	-
Net earnings (loss) from continuing operations	144	(35)	19	22	(57)	-	-	-
Earnings (loss) from discontinued operations	(6)	(10)	(183)	-	(3)	-	-	-
Net earnings (loss)	138	(45)	(164)	22	(60)	-	-	-

DISCONTINUED OPERATIONS

In July 2007, the Company indefinitely idled its coated paper facility in St. Francisville, Louisiana. Despite efforts to restructure the operation, the mill's financial performance remained relatively poor. As a result of the change in circumstances, the Company recorded an asset impairment charge of $173 million in the June 2007 quarter. The Company has not identified a feasible restructuring plan to resume operations at the facility. As well, the Company has retained the services of an outside party to actively seek the sale of the site. As this operation is the only coated paper facility owned by the Company, its financial results have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the coated paper results from the Company's continuing operations. For certain non-GAAP financial measures, the amounts presented still reflect the actual reported results for prior periods. In those circumstances, a footnote indicates that they include the results of the coated paper operations.

On September 30, 2007, the Aditya Birla Group purchased additional equity of AV Cell Inc. As the Company did not purchase additional equity, the percentage ownership of the Aditya Birla Group increased from 50% to 75% and the Company's ownership declined from 50% to 25%. As a result, a gain of approximately $4 million was recorded in the quarter ending December 29, 2007, to reflect the Company's reduced participation in the joint venture. The Company also ceased applying the proportionate consolidation method to its investment in AV Cell Inc. and began applying the equity method.

CHANGES IN ACCOUNTING POLICIES

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3855 with respect to financial instruments – recognition and measurement. The CICA subsequently amended Section 3855 to provide guidance on accounting for fees and costs incurred upon the exchange of debt instruments or modification of a financial liability. As a result of the application of Section 3855, unamortized financing costs have been reclassified against long-term debt. The Company has elected to recognize its long-term debt at the amortized cost. Additional details are provided in the notes to the interim financial statements.

Effective October 1, 2006, the Company adopted the new recommendations of the CICA under CICA Handbook Section 1530 with respect to comprehensive income. The section requires the Company to present a new statement entitled Comprehensive Income. The new statement is included in the Company's financial statements.

Effective October 1, 2006, the Company applied the accounting treatment prescribed by emerging issues committee ("EIC") EIC-162 of the CICA Handbook with respect to stock-based compensation for employees eligible to retire before the vesting date. EIC-162 provides guidance to determine compensation costs attributable to a stock-based award under a compensation plan that contains a provision that allows an employee to continue vesting after the employee has retired. The application of EIC-162 had no impact on the financial statements of the Company.

Prior to the June 2007 quarter, the Company allocated corporate general and administrative expenses to each business segment based on the dollar value of their total sales. The Company has discontinued this practice and has added a "Corporate and Other" category to the segment information tables included in its financial statements. Prior period segment information in the financial statements and the MD&A has also been restated to conform with this change in presentation. It is the Company's view that providing separate disclosure of corporate general and administrative expenses is useful to financial statement users and allows more accurate segment performance comparison with other forest products companies.

DECEMBER 2007 QUARTER VS SEPTEMBER 2007 QUARTER

SALES
					Volume
$ millions	September	December	Total	Price	& Mix
	2007	2007	Variance	Variance	Variance
Forest Products	203	152	(51)	(9)	(42)
Pulp	369	311	(58)	(3)	(55)
Paper	116	99	(17)	(4)	(13)
Chemicals	41	34	(7)	(1)	(6)
Corporate	1	1	-	-	-
	730	597	(133)	(17)	(116)
Less: Intersegment sales	(55)	(52)	3
Sales	675	545	(130)

Sales decreased by $130 million as compared to the prior quarter. The decrease was driven by lower prices and volumes. Pricing in all segments was negatively impacted by currency, as the Canadian $ averaged US $1.018, a 6% increase from US $0.957 in the prior quarter. Forest Products segment sales decreased by $51 million primarily as a result of lower shipments. Lower shipments in the Pulp and the Paper segments reduced sales by $55 million and $13 million respectively.

EBITDA
					Cost
$ millions	September	December	Total	Price	& Volume
	2007	2007	Variance	Variance	Variance
Forest Products	(13)	(22)	(9)	(9)	-
Pulp	51	21	(30)	(3)	(27)
Paper	(10)	(12)	(2)	(4)	2
Chemicals	3	2	(1)	(1)	-
Corporate	(8)	(5)	3	-	3
	23	(16)	(39)	(17)	(22)

EBITDA decreased by $39 million as compared to the prior quarter. The decrease in EBITDA was driven by lower prices and higher costs. The Forest Products segment EBITDA declined by $9 million due to selling prices. The Pulp segment EBITDA declined by $30 million due to higher manufacturing costs associated with extensive production downtime. The Paper segment EBITDA declined by $2 million as a result of lower selling prices.

OPERATING EARNINGS (LOSS)
					Depreciation	Unusual
$ millions	September	December	Total	EBITDA	& Amortization	Item
	2007	2007	Variance	Variance	Variance	Variance
Forest Products	(25)	(18)	7	(9)	2	14
Pulp	32	7	(25)	(30)	1	4
Paper	(18)	(21)	(3)	(2)	(1)	-
Chemicals	2	1	(1)	(1)	-	-
Corporate	(9)	(8)	1	3	-	(2)
	(18)	(39)	(21)	(39)	2	16

DECEMBER 2007 QUARTER VS SEPTEMBER 2007 QUARTER

The Company generated an operating loss of $39 million compared to an operating loss of $18 million in the prior period. The $21 million decline in operating results was caused by the previously noted decline in EBITDA. Non-recurring charges provided a partial offset. During the December 2007 quarter, the Forest Products segment recorded a gain of $16 million on the sale of approximately 345 hectares of land located in British Columbia.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	September	December
	2007	2007
Interest on long-term debt	28	26
Interest on short-term debt	1	2
Foreign exchange items	12	2
Other items	2	1
	43	31

Interest on long-term debt was relatively unchanged. Approximately 89% of the Company's long-term debt relates to US $ senior notes with fixed rates of interest. The significant expense items included in foreign exchange items relates to the conversion of US $ trade receivables. In the prior quarter, the Canadian $ closing rate versus the US $ was more than 7% higher at the end of the quarter versus the closing rate at the end of June 2007. The current quarter closing rate was only 1% higher, which led to a reduced expense amount.

GAIN ON TRANSLATION OF FOREIGN DEBT

During the December 2007 quarter, the Company recorded a gain of $17 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $1.005 to US $1.020. The Company recorded a loss of $1 million on the translation of its Euro denominated debt as the relative value of the Euro versus the Canadian $ increased from C $1.419 to C $1.443. In the prior quarter, the Canadian $ had increased from US $0.939 to US $1.005 and the Company recorded a gain of $85 million on its US $ denominated debt. The translation of Euro denominated debt had generated a gain of $1 million as the relative value of the Euro versus the Canadian $ decreased from C $ 1.442 to C $ 1.419.

INCOME TAXES

During the December 2007 quarter, the Company recorded an income tax expense of $3 million on a pre-tax loss from continuing operations of $54 million. The income tax expense reflected a $20 million unfavourable variance versus an anticipated income tax recovery of $17 million based on the Company's effective tax rate of 31.9%. The non-recognition of period losses increased the income tax expense by $21 million. Based on past financial performance, future income tax assets of the Company's Canadian operations have been limited to the amount that is more likely than not to be realized. The non-taxable portion of the gain on translation of US $ denominated debt reduced the income tax expense by $2 million.

During the September 2007 quarter, the Company recorded an income tax expense of $3 million on pre-tax earnings from continuing operations of $25 million. The income tax expense reflected a $6 million favourable variance versus an anticipated income tax expense of $9 million based on the Company's effective tax rate of 33.3%. The non-taxable portion of the gain on translation of US $ denominated debt reduced the income tax expense by $11 million. The rate differential between jurisdictions decreased the income tax expense by a further $3 million. The non-recognition of period losses increased the income tax expense by $11 million. Based on past financial performance, future income tax assets of the Company's Canadian operations have been limited to the amount that is more likely than not to be realized.

DECEMBER 2007 QUARTER VS SEPTEMBER 2007 QUARTER

LOSS FROM DISCONTINUED OPERATIONS

The financial results of the St. Francisville paper mill have been reclassified as discontinued operations. During the quarter ended December 2007, the idled facility generated a loss of $3 million. In the prior quarter, revenues equalled expenses and the operation effectively broke even.

NET EARNINGS (LOSS)

The Company generated a net loss of $60 million or $0.70 per share compared to net earnings of $22 million or $0.25 per share in the prior quarter. As noted previously, the Company's financial results were impacted by certain specific items. The following table summarizes the impact of theses items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, this item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	September 2007 Quarter		December 2007 Quarter
	$ millions	$ per share	$ millions	$ per share

Net earnings (loss) as reported
- in accordance with GAAP	22	0.25	(60)	(0.70)
Specific items (after-tax):
Gain on translation of foreign debt	(71)	(0.83)	(13)	(0.16)
Unusual items:
Sale of land	(1)	(0.01)	(14)	(0.17)
Gain on sale of Davidon sawmills	(1)	(0.01)	-	-
Gain on reduced equity participation in AV Cell	-	-	(4)	(0.04)
Writedown of Gaspesia investment	-	-	2	0.02
Reversal of previously accrued closure costs	-	-	(1)	(0.01)
Discontinued operations - St. Francisville	-	-	3	0.03
Net loss excluding specific items
- not in accordance with GAAP	(51)	(0.60)	(87)	(1.03)

DECEMBER 2007 QUARTER VS DECEMBER 2006 QUARTER

SALES
					Volume
$ millions	December	December	Total	Price	& Mix
	2006	2007	Variance	Variance	Variance
Forest Products	204	152	(52)	(11)	(41)
Pulp	327	311	(16)	(6)	(10)
Paper	132	99	(33)	(22)	(11)
Chemicals	43	34	(9)	(3)	(6)
Corporate	-	1	1	-	1
	706	597	(109)	(42)	(67)
Less: Intersegment sales	(57)	(52)	5
Sales	649	545	(104)

Sales decreased by $104 million as compared to the same quarter a year ago. The decline was the result of lower sales volumes in all segments and lower prices in the Forest Products and the Paper segments. Pricing in all segments was negatively impacted by currency as the Canadian $ averaged US $1.018, a 16% increase from US $0.877 a year ago. The Forest Products segment sales declined by $52 million as a result of lower prices and shipments. The Pulp segment sales declined by $16 million as a result of lower prices and shipments. Paper segment sales declined by $33 million on a combination of lower prices and shipments.

EBITDA
					Cost
$ millions	December	December	Total	Price	& Volume
	2006	2007	Variance	Variance	Variance
Forest Products	(13)	(22)	(9)	(11)	2
Pulp	22	21	(1)	(6)	5
Paper	9	(12)	(21)	(22)	1
Chemicals	2	2	-	(3)	3
Corporate	(6)	(5)	1	-	1
	14	(16)	(30)	(42)	12

EBITDA declined by $30 million over the prior year quarter. The Forest Products segment EBITDA declined by $9 million because of lower prices. The Pulp segment EBITDA was relatively unchanged with lower costs offset by lower selling prices. The Paper segment EBITDA declined by $21 million due to lower selling prices.

OPERATING EARNINGS (LOSS)
					Depreciation	Unusual
$ millions	December	December	Total	EBITDA	& Amortization	Item
	2006	2007	Variance	Variance	Variance	Variance
Forest Products	219	(18)	(237)	(9)	1	(229)
Pulp	(27)	7	34	(1)	2	33
Paper	-	(21)	(21)	(21)	-	-
Chemicals	1	1	-	-	-	-
Corporate	(7)	(8)	(1)	1	-	(2)
	186	(39)	(225)	(30)	3	(198)

DECEMBER 2007 QUARTER VS DECEMBER 2006 QUARTER

The Company generated an operating loss of $39 million compared to operating earnings of $186 million in the same quarter a year ago. The decline in operating performance relates primarily to unusual items. In the prior year quarter, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the United States Department of Commerce that had been accumulated since May 2002. The amount received by the Company corresponded to approximately 82% of the total amount deposited.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expense by component:

	$ millions
	December	December
	2006	2007
Interest on long-term debt	30	26
Interest on short-term debt	3	2
Interest on lumber duties	(30)	-
Foreign exchange items	(16)	2
Other items	(1)	1
	(14)	31

Interest on long-term debt decreased by $4 million. Approximately 89% of the Company's long-term debt relates to US $ senior notes with fixed rates of interest. In the prior year quarter, the Company received $30 million as interest on the lumber duties deposited since May 2002. The subsequent sale of the US $ received at more favourable exchange rates was also a significant contribution to the $16 million in foreign exchange gains.

GAIN ON TRANSLATION OF FOREIGN DEBT

During the December 2007 quarter, the Company recorded a gain of $17 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $1.005 to US $1.020. The Company recorded a loss of $1 million on the translation of its Euro denominated debt as the relative value of the Euro versus the Canadian $ increased from C $1.419 to C $1.443. In the comparable period a year ago, the Canadian $ had decreased from US $0.895 to US $0.858, and the Company had recorded a loss of $61 million.

INCOME TAXES

During the December 2007 quarter, the Company recorded an income tax expense of $3 million on a pre-tax loss from continuing operations of $54 million. The income tax expense reflected a $20 million unfavourable variance versus anticipated income tax recovery of $17 million based on the Company's effective tax rate of 31.9%. The non-recognition of period losses increased the income tax expense by $21 million. Based on past financial performance, future income tax assets of the Company's Canadian operations have been limited to the amount that is more likely than not to be realized. The non-taxable portion of the gain on translation of US $ denominated debt reduced the income tax expense by $2 million.

During the December 2006 quarter, the Company recorded an income tax recovery of $4 million on pre-tax earnings from continuing operations of $139 million. The income tax recovery reflected a $50 million favourable variance versus an anticipated income tax expense of $46 million based on the Company's effective tax rate of 33.3%. The tax recovery was positively impacted by two favourable items totalling $58 million. The recognition of unrecognized prior period losses increased the tax recovery by $55 million. The rate differential between jurisdictions increased the tax recovery by a further $3 million. The non-tax deductible portion of the loss on translation of US $ denominated debt reduced the tax recovery by $8 million.

DECEMBER 2007 QUARTER VS DECEMBER 2006 QUARTER

LOSS FROM DISCONTINUED OPERATIONS

The financial results of the St. Francisville paper mill have been reclassified as discontinued operations. During the quarter ended December 2007, the idled facility generated a loss of $3 million. In the prior year quarter, the facility had generated a loss of $6 million.

NET EARNINGS (LOSS)

The Company generated a net loss of $60 million or $0.70 per share compared to net earnings of $138 million or $1.62 per share in the corresponding quarter of the prior year. As noted previously, the Company's financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, the item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	December 2006 Quarter		December 2007 Quarter
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported
- in accordance with GAAP	138	1.62	(60)	(0.70)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	50	0.59	(13)	(0.16)
Unusual items:
Sale of land	(6)	(0.07)	(14)	(0.17)
Smooth Rock Falls pulp mill	20	0.23	-	-
Recovery of lumber duties	(185)	(2.16)	-	-
Gain on reduced equity participation in AV Cell	-	-	(4)	(0.04)
Writedown of Gaspesia investment	-	-	2	0.02
Reversal of previously accrued closure costs	-	-	(1)	(0.01)
Discontinued operations - St. Francisville	6	0.07	3	0.03
Net earnings (loss) excluding specific items
- not in accordance with GAAP	23	0.28	(87)	(1.03)

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)
	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07	Dec 07
Sales	745	787	781	649	714	712	675	545
EBITDA	20	19	26	14	24	4	23	(16)
Operating earnings (loss) from continuing operations	(199)	(20)	(33)	186	(15)	(34)	(18)	(39)
Net earnings (loss) from continuing operations	(180)	(4)	(51)	144	(35)	19	22	(57)
Net earnings (loss) from continuing operations per share ($)	(2.10)	(0.05)	(0.61)	1.69	(0.42)	0.23	0.25	(0.67)
Net earnings (loss)	(161)	(5)	(52)	138	(45)	(164)	22	(60)
Net earnings (loss) per share ($)	(1.86)	(0.07)	(0.62)	1.62	(0.54)	(1.91)	0.25	(0.70)

FOREST PRODUCTS

	Quarterly Results

	Fiscal 2007				Fiscal 2008
	Dec 06	Mar 07	Jun 07	Sep 07	Dec 07	Mar 08	Jun 08	Sep 08
Financial ($ millions)
Sales (1)	204	213	212	203	152	-	-	-
EBITDA	(13)	(21)	(21)	(13)	(22)	-	-	-
Depreciation & amortization	14	14	13	15	13	-	-	-
Unusual items	(246)	(4)	-	(3)	(17)	-	-	-
Operating earnings (loss)	219	(31)	(34)	(25)	(18)	-	-	-
Shipments
SPF lumber (mmbf)	305	319	341	309	246	-	-	-
Reference Prices
Framing lumber composite price
(US$ per mbf)	280	285	285	279	252	-	-	-
Western SPF KD std & better
(US$ per mbf)	240	247	252	254	225	-	-	-
KD #2 & better delivered G.L.
(US$ per mbf)	325	328	334	343	308	-	-	-
KD stud delivered G.L.
(US$ per mbf)	301	315	337	336	294	-	-	-

(1) Includes intersegment sales eliminated on consolidation

December 2007 Quarter vs. September 2007 Quarter

The Forest Products segment generated negative EBITDA of $22 million on sales of $152 million. This compares to negative EBITDA of $13 million on sales of $203 million in the prior quarter. The sales decrease of $51 million was caused primarily by lower shipments of SPF lumber. US $ reference prices for random lumber decreased by approximately US $32 per mbf while stud lumber decreased by US $42 per mbf. Currency negatively impacted sales as the Canadian $ averaged US $ 1.018, a 6% increase from US $ 0.957 in the prior quarter. The currency impact was partially offset by higher average net sales values. Given the relatively soft lumber market conditions, the Company has made a decision to reduce the quantity of lower grade lumber produced in its sawmills. The net price effect was a decrease in EBITDA of $10 million or $40 per mbf. Operating costs were relatively unchanged. During the quarter, the Company incurred $3 million of lumber export taxes, down from $5 million in the prior quarter. The reduction was driven by lower volumes and prices. Lumber export taxes are payable based on the 2006 agreement between Canada and the United States. Applicable export tax rates vary based upon selling prices. During the December quarter, the Company incurred a tax of 5% on Eastern shipments and 15% on Western shipments, unchanged from the prior quarter.

The Forest Products segment generated an operating loss of $18 million, as compared to an operating loss of $25 million in the prior quarter. In the September 2007 quarter, the Company recorded a gain of $1 million relating to the sale of land in British Columbia and a gain of $2 million relating to the disposal of the previously idled Davidson, Quebec, hardwood and pine sawmills. In the December 2007 quarter, the Company recorded a gain of $16 million on the sale of approximately 345 hectares of land located in British Columbia. A further gain of $1 million was generated by the reversal of previously accrued mill closure costs. These gains more than offset the aforementioned decrease in EBITDA.

FOREST PRODUCTS

December 2007 Quarter vs. December 2006 Quarter

The Forest Products segment generated negative EBITDA of $22 million on sales of $152 million. This compares to negative EBITDA of $13 million on sales of $204 million in the comparable quarter of the prior year. Lower selling prices and volumes of SPF lumber accounted for the majority of the $52 million decline in sales. US $ reference prices for random lumber were down by approximately US $16 per mbf, while the reference price for stud lumber declined by US $7 per mbf. The decline in selling prices was exacerbated by a stronger Canadian $, which averaged 16% higher versus the US $. The currency impact was mitigated by higher average net sales values. Given the relatively soft lumber market conditions, the Company has decided to reduce the quantity of lower grade lumber produced in its sawmill. As a result, the average selling price of SPF lumber declined by $37 per mbf from the year ago quarter, decreasing EBITDA by $9 million. Operating costs were relatively unchanged. During the quarter, the Company incurred $3 million of lumber export taxes, unchanged from the prior year quarter. Lumber export taxes are payable based on the 2006 agreement between Canada and the United States.

The Forest Products segment generated an operating loss of $18 million, as compared to operating earnings of $219 million in the prior year quarter. In the December 2006 quarter, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the United States Department of Commerce that had been accumulated since May 2002. The amount received by the Company corresponded to approximately 82% of the total amount deposited. The Company also completed the sale of a number of land parcels which generated a gain of $8 million. In the December 2007 quarter, the Company recorded a gain of $16 million on the sale of approximately 345 hectares of land located in British Columbia. A further gain of $1 million was generated by the reversal of previously accrued mill closure costs. In addition to the reduction in favourable unusual items, the aforementioned decline in EBITDA also contributed to the higher operating loss.

PULP

	Quarterly Results

	Fiscal 2007				Fiscal 2008
	Dec 06	Mar 07	Jun 07	Sep 07	Dec 07	Mar 08	Jun 08	Sep 08
Financial ($ millions)
Sales (1)	327	382	380	369	311	-	-	-
EBITDA	22	43	33	51	21	-	-	-
Depreciation & amortization	20	18	17	19	18	-	-	-
Unusual items	29	-	-	-	(4)	-	-	-
Operating earnings (loss)	(27)	25	16	32	7	-	-	-
Shipments
Paper pulp (000's tonnes)	335	377	409	403	339	-	-	-
Specialty pulp (000's tonnes)	86	96	92	91	70	-	-	-
Internal (000's tonnes)	26	23	21	20	20	-	-	-
Total	447	496	522	514	429	-	-	-
Reference Prices
NBSK - delivered US
(US$ per tonne)	770	790	810	837	857	-	-	-
NBSK - delivered N. Europe
(US$ per tonne)	730	757	783	810	850	-	-	-
Bleached hardwood high yield
- delivered N. Europe
(US$ per tonne)	627	630	642	670	720	-	-	-

(1) Includes intersegment sales eliminated on consolidation

December 2007 Quarter vs. September 2007 Quarter

The Pulp segment generated EBITDA of $21 million on sales of $311 million for the quarter ended December 2007 compared to EBITDA of $51 million on sales of $369 million in the September 2007 quarter. Lower effective Canadian $ selling prices combined with lower shipments generated the $58 million decline in sales. Effective this quarter, the proportionate (50%) results of the AV Cell specialty pulp mill are no longer included in the Pulp segment results. In the prior quarter, the Company's results included 16,600 tonnes of shipments and $15 million of sales from this facility. US $ reference prices increased for all grades of pulp. The increases in US $ reference prices were not enough to offset the negative impact of currency as the Canadian $ averaged US $1.018, a 6% increase from US $0.957 in the prior quarter. The net price effect was a decrease of $7 per tonne, decreasing EBITDA by $3 million. Mill costs increased by $21 million, due primarily to increased downtime. In the December 2007 quarter, the Company incurred 26,900 tonnes of maintenance downtime, including 8,300 tonnes related to equipment failures at the Tarascon paper pulp mill and the Temiscaming specialty pulp mill. This compares to only 1,300 tonnes of planned maintenance downtime in the prior quarter. Higher energy costs, particularly in our European operations, increased cost by a further $5 million. Inventories were at 24 days of supply at the end of December, up from only 19 days at the end of September. These are relatively low levels indicative of the strength of the current pulp market.

The Pulp segment generated operating earnings of $7 million compared to operating earnings of $32 million in the prior quarter. The previously noted decline in EBITDA was mitigated by a $4 million gain caused by the reduction of its participation in the equity of AV Cell Inc. from 50% to 25%.

PULP

December 2007 Quarter vs. December 2006 Quarter

The Pulp segment generated EBITDA of $21 million on sales of $311 million for the quarter ended December 2007, compared to EBITDA of $22 million on sales of $327 million in the December 2006 quarter. The $16 million decrease in sales was due to lower shipments of specialty pulp and lower effective prices for paper pulps. Effective this quarter, the proportionate (50%) results of the AV Cell specialty pulp mill are no longer included in the Pulp segment results. In the prior year quarter, the Company's results included 13,500 tonnes of shipments and $12 million in sales from the facility. Pricing benefited from significantly higher US $ reference prices for all grades of pulp. The improvement in prices was more than offset by currency as the Canadian $ averaged 16% higher versus the US $. The net price effect was a decrease of $14 per tonne, decreasing EBITDA by $6 million. Mill level operating costs were relatively unchanged from a year ago. Both quarters were negatively impacted by extensive downtime, with 26,900 tonnes taken in the December 2007 quarter compared to 21,400 tonnes in the year ago quarter. The reported manufacturing costs of the three French pulp mills declined by $4 million as the Euro averaged 3% lower versus the Canadian $.

The Pulp segment generated operating earnings of $7 million compared to an operating loss of $27 million in the comparable quarter of the prior year. The improvement was caused by several non-recurring items. In the prior year quarter, the Company announced the permanent closure of the Smooth Rock Falls pulp mill. A charge of $29 million relating to severance and related items was recorded. During the most recent quarter, the Company recorded a gain of $4 million relating to the reduction of its participation in the equity of AV Cell Inc. from 50% to 25%.

PAPER

	Quarterly Results

	Fiscal 2007				Fiscal 2008
	Dec 06	Mar 07	Jun 07	Sep 07	Dec 07	Mar 08	Jun 08	Sep 08
Financial ($ millions)
Sales	132	133	128	116	99	-	-	-
EBITDA	9	7	(1)	(10)	(12)	-	-	-
Depreciation & amortization	9	9	9	8	9	-	-	-
Unusual items	-	-	(3)	-	-	-	-	-
Operating earnings (loss)	-	(2)	(7)	(18)	(21)	-	-	-
Shipments
Newsprint (000's tonnes)	117	115	118	124	109	-	-	-
Bleached Board (000's tonnes)	42	44	47	42	35	-	-	-
Total	159	159	165	166	144	-	-	-

Reference Prices
Newsprint - 48.8 gram East Coast
(US$ per tonne)	654	614	591	566	569	-	-	-
15 pt. Coated Bleached Board
(US $ per short ton)	830	843	850	870	880	-	-	-

December 2007 Quarter vs. September 2007 Quarter

The Paper segment generated negative EBITDA of $12 million on sales of $99 million. This compares to negative EBITDA of $10 million on sales of $116 million in the prior quarter. The sales decrease of $17 million was due to lower effective prices and shipments. Newsprints shipments declined by 15,000 tonnes as the Company indefinitely idled one of the three paper machines at the Kapuskasing newsprint mill. The US $ reference price for newsprint increased by US $3 per tonne while the reference price for coated bleached board increased by US $10 per short ton. Currency negatively impacted sales as the Canadian $ averaged US $1.018, a 6% increase from US $0.957 in the prior quarter. The net price effect was a decrease of $28 per tonne, decreasing EBITDA by $4 million. Manufacturing costs remained relatively unchanged from those of the prior quarter. The Company incurred 17,400 tonnes of market related downtime and 3,700 tonnes of maintenance downtime in the December 2007 quarter compared to 3,500 tonnes of market related downtime in the prior quarter.

The Paper segment generated an operating loss of $21 million, as compared to an operating loss of $18 million in the prior quarter. The previously noted decrease in EBITDA accounted for the majority of the decline. In June 2007, the Company announced that the paper mill located in St. Francisville, Louisiana, would be indefinitely idled as of the end of July. The Company has not identified a feasible restructuring plan to resume operations at the facility. The assets, liabilities and financial results of the St. Francisville operation have been reclassified as discontinued operations.

PAPER

December 2007 Quarter vs. December 2006 Quarter

The Paper segment generated negative EBITDA of $12 million on sales of $99 million. This compares to EBITDA of $9 million on sales of $132 million in the same quarter a year ago. The $33 million decrease in sales results from a combination of lower prices and lower shipments. Newsprint shipments declined by 8,000 tonnes, primarily due to the indefinite idling of one of the three paper machines at the Kapuskasing newsprint mill. US $ reference prices for newsprint declined by US $85 per tonne. The US $ reference price for coated bleached board increased by US $50 per short ton. Currency contributed to lower prices as the Canadian $ averaged 16% higher versus the US $. The net price effect was a reduction in EBITDA of $22 million or $153 per tonne. Manufacturing costs were unchanged from those of the year ago period. The Company incurred 17,400 tonnes of market related downtime and 3,700 tonnes of maintenance downtime in the December 2007 quarter compared to 4,600 of maintenance downtime in the year ago quarter.

The Paper segment generated an operating loss of $21 million compared to breakeven results a year ago. The previously noted decline in EBITDA accounted for the increase in operating loss.

FINANCIAL POSITION

	Fiscal 2007				Fiscal 2008

	Dec 06	Mar 07	Jun 07	Sep 07	Dec 07	Mar 08	Jun 08	Sep 08

Net debt / total capitalization	60%	62%	65%	63%	66%	-	-	-

EBITDA / interest on
indebtedness (times)	0.4	0.5	(0.2)	0.8	(0.6)	-	-	-

Cash flow from (used by) operations
before working capital changes ($ millions)	247	(20)	(61)	(20)	(53)	-	-	-

Net fixed asset additions ($ millions)	(15)	(16)	(23)	(21)	(13)	-	-	-

Free cash flow (negative) ($ millions)	232	(36)	(84)	(41)	(66)	-	-	-

Amounts relating the first three quarters of fiscal 2007 have not been restated to reflect the reclassification of the St. Francisville paper mill to discontinued operations.

Cash flow from operations before working capital changes in the first three months of fiscal 2008 was a negative $53 million, a $300 million decline from the same quarter of fiscal 2007. The prior year quarter had benefited from a $268 million refund of lumber deposits and related interest as well as $30 million of better EBITDA performance. For the quarter ended December 2007, non-cash working capital items used $9 million as compared to $42 million in the prior year period. After allowing for net fixed asset additions of $13 million, free cash flow for the December 2007 quarter was negative $66 million versus a positive amount of $232 million a year ago.

In response to relatively low EBITDA brought on by challenging market conditions, the stronger Canadian $ and export taxes on lumber shipped to the US, the Company has continued to limit capital expenditures. During the December 2007 quarter, net fixed asset additions totalled $13 million compared to $15 million in the prior year period. The amount spent is equal to 32% of fixed asset depreciation and 2.4% of sales.

Net debt to total capitalization stood at 66% at December 2007, an increase of 3% from 63% in September 2007. The increased leveraged was due to the $60 million net loss recorded in the current quarter combined with additional drawdown on the Companies available operating lines. As part of its long-term strategy, Tembec has resolved to maintain its percentage of net debt to total capital at 40% or less. In the absence of a sustained improvement in the pricing levels of the Company's main products or a weakening of the Canadian $, it will be difficult to attain this target.

At the end of December 2007, the Company had cash of $22 million plus unused operating lines of $106 million. At September 2007, the date of the last audited financial statements, the Company had cash of $14 million and unused operating lines of $203 million.

FINANCIAL POSITION

The following table summarizes unused operating lines by major area:

Operating Lines - Unused
$ millions	September	December
	2007	2007
Canadian operations	135	41
US / French operations	56	51
Proportionate share of joint ventures	12	14
	203	106

At the beginning of fiscal 2007, the Company had in place a committed revolving working capital facility of $150 million maturing in March 2009, secured by receivables and inventory. The Company also had in place a committed non-revolving working capital facility of $136 million maturing in June 2008, secured by receivables and inventory. In January 2007, the Company amended the $150 million facility by increasing it to $250 million and extending its committed period to December 2009. The amended revolving working capital facility effectively replaced the revolving $150 million and the non-revolving $136 million facilities. As of the end of the December 2007 quarter, the amount available on the $250 million facility (borrowing base) was $197 million, of which $41 million was unused.

The consolidated financial statements are presented on the assumption that the Company continues as a going concern in accordance with Canadian GAAP. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is reasonable doubt about the appropriateness of using the going concern assumption because of the Company's current liquidity position coupled with its expected operating cash flows. The financial statements assume the realization of assets and settlement of liabilities in the normal course of business. If the going concern basis were not appropriate for these financial statements, then adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.

The Company has been exploring strategic alternatives to improve its capital structure and enhance liquidity. Strategic alternatives under consideration included non-core asset sales, cost reduction initiatives, refinancing or repayment of debt and issuance of new debt or equity. The review of strategic alternatives was undertaken by Tembec's management and was overseen by the Special Committee for Strategic Purposes and the Board of Directors. On December 19, the Company announced a proposed recapitalization transaction that would significantly reduce its level of indebtedness by converting US $1.2 billion of existing unsecured senior notes into common shares of the Company. Additional details are included in the interim financial statements and the management proxy circular issued on January 25, 2008. The Company remains focused on improving its operations in the context of a relatively difficult environment for forest products, while retaining a collaborative relationship with its customers, suppliers, and employees.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended December 29, 2007, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2007				Fiscal 2008

		Dec 06	Mar 07	Jun 07	Sep 07	Dec 07	Mar 08	Jun 08	Sep 08

Return on capital employed (1)(2)		24%	(4)%	(23)%	7%	(7)%	-	-	-

Return on equity (1)(2)		85%	(26)%	(110)%	16%	(46)%	-	-	-

Shares outstanding - end of
quarter (millions)		85.6	85.6	85.6	85.6	85.6	-	-	-

Book value per share ($)		8.48	7.95	6.04	6.61	5.91	-	-	-

Foreign exchange:
1 C$ = US$	- average	0.877	0.854	0.913	0.957	1.018	-	-	-
	- period end	0.858	0.866	0.939	1.005	1.020	-	-	-

1 Euro = US$	- average	1.293	1.287	1.349	1.375	1.450	-	-	-
	- period end	1.319	1.336	1.354	1.426	1.472	-	-	-

1 Euro = C$	- average	1.474	1.536	1.477	1.437	1.425	-	-	-
	- period end	1.537	1.542	1.442	1.419	1.443	-	-	-

(1) % returns for each quarter have been annualized.

(2) Amounts relating to the first three quarters of fiscal 2007 have not been restated to reflect the reclassification of the St. Francisville paper mill to discontinued operations.

Overall, the December quarterly operating results were below the Company's expectations. While the Company had anticipated a stronger Canadian $ versus the US $, it did peak at unexpectedly high levels. As well, the Company experienced higher than expected maintenance costs in the Pulp segment. Looking ahead, pulp markets are expected to remain strong and price increases have already been announced for the March quarter. Newsprint prices increased in the latter part of the December quarter and additional increases are anticipated during the March quarter. Lumber will continue to be challenging as producers will need to adapt to relatively weak demand fundamentals. As for the Company, it will continue to focus on controllable items such as costs and operating efficiency, the key elements of its recovery plan. Management will also be expending considerable efforts to work with its advisors to complete and implement the proposed recapitalization plan.

DEFINITIONS – NON-GAAP FINANCIAL MEASURES

The following summarizes non-GAAP financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses and revenues. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units.

Free Cash Flow refers to cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash and cash equivalents such as marketable securities or temporary investments.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and shareholders' equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

Return on capital employed (ROCE) refers to net earnings (or loss) for a given period, adjusted for the after-tax impact of interest expense, divided by the average of total assets less non-interest bearing current liabilities for the period. The Company utilizes this measure to compare its performance to other competitors in its industry. The long-term incentive plan for senior management is based on ROCE performance.

Return on Equity (ROE) refers to net earnings or loss for a given period divided by the average shareholders' equity for the period.

TEMBEC INC.
CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars)

	Dec. 29,	Sept. 29,
	2007	2007
		(Audited)
Assets
Current Assets:
Cash and cash equivalents	$22	$14
Accounts receivable	326	347
Inventories	453	436
Prepaid expenses	11	15
Current assets from discontinued operations (note 3)	6	18
	818	830
Investments	33	28
Fixed assets	1,537	1,584
Other assets	153	146
Future income taxes	49	67
	$2,590	$2,655

Liabilities and Shareholders' Equity
Current Liabilities:
Bank indebtedness	$2	$-
Operating bank loans	159	89
Accounts payable and accrued charges	308	363
Interest payable	41	17
Current portion of long-term debt (note 4)	23	26
Current liabilities related to discontinued operations (note 3)	3	6
	536	501
Long-term debt (note 4)	1,294	1,314
Other long-term liabilities and credits	124	125
Future income taxes	79	93
Minority interest	-	5
Redeemable preferred shares	26	26
Non-current liabilities related to discontinued operations (note 3)	25	25

Shareholders' equity:
Share capital (note 5)	840	840
Accumulated other comprehensive loss	(3)	(3)
Deficit	(331)	(271)
	506	566
	$2,590	$2,655

TEMBEC INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters ended December 29, 2007 and December 30, 2006 (unaudited)
(in millions of dollars, unless otherwise noted)

	Quarters
	2007	2006
Sales	$545	$649
Freight and sales deductions	63	75
Lumber duties and export taxes (note 6)	3	3
Cost of sales	469	526
Selling, general and administrative	26	31
Depreciation and amortization	42	45
Recovery of lumber duties (note 7)	-	(238)
Restructuring and asset impairment charges (note 7)	1	29
Gain on land sales and other (note 7)	(20)	(8)
Operating earnings (loss) from continuing operations	(39)	186

Interest, foreign exchange and other (note 8)	31	(14)
Exchange loss (gain) on long-term debt	(16)	61
Earnings (loss) from continuing operations before income taxes
and share of earnings of related companies	(54)	139

Income tax expense (recovery) (note 9)	3	(4)
Share in earnings of related companies	-	(1)
Net earnings (loss) from continuing operations	(57)	144
Loss from discontinued operations (note 3)	(3)	(6)
Net earnings (loss)	$ (60)	$ 138

Basic and diluted earnings (loss) per share from
continuing operations (note 5)	$(0.67)	$1.69
Basic and diluted loss per share from
discontinued operations (note 5)	$(0.03)	$(0.07)
Basic and diluted earnings (loss) per share (note 5)	$(0.70)	$1.62

TEMBEC INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Quarters December 29, 2007 and December 30, 2006 (unaudited)
(in millions of dollars, unless otherwise noted)

	Quarters
	2007	2006

Net earnings (loss)	$(60)	$138

Other comprehensive income (loss):

Exchange translation of foreign subsidiaries	-	-

Comprehensive income (loss)	$(60)	$138

CONSOLIDATED STATEMENTS OF DEFICIT

Quarters ended December 29, 2007 and December 30, 2006 (unaudited)
(in millions of dollars, unless otherwise noted)

	Quarters
	2007	2006

Deficit, beginning of period	$(271)	$(249)

Adjustment resulting from a change in accounting policies (note 2)	-	$ 27

Restated deficit, beginning of period	$(271)	$(222)

Net earnings (loss)	(60)	138

Deficit, end of period	$(331)	$(84)

TEMBEC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters ended December 29, 2007 and December 30, 2006
(unaudited) (in millions of dollars)

	Quarters
	2007	2006
Cash flows from operating activities:
Net earnings (loss)	$(60)	$138
Adjustments for:
Loss from discontinued operations (note 3)	3	6
Depreciation and amortization	42	45
Unrealized foreign exchange and others (note 8)	-	2
Exchange loss (gain) on long-term debt	(16)	61
Future income taxes (recovery) (note 9)	3	(42)
Utilization of investment tax credits	(4)	33
Restructuring and asset impairment charges (note 7)	1	17
Gain on land sales and other (note 7)	(20)	(8)
Differences between cash contributions and pension expense	(4)	(1)
Other	2	-
	(53)	251
Changes in non-cash working capital:
Accounts receivable	31	24
Inventories	(22)	(41)
Prepaid expenses	4	(3)
Accounts payable and accrued charges	(22)	(22)
	(9)	(42)
	(62)	209
Cash flows from investing activities:
Reduced participation in joint venture	(5)	-
Additions to fixed assets, net of disposals	(13)	(13)
Proceeds on land sales	17	9
Other	1	(2)
	-	(6)
Cash flows from financing activities:
Change in operating bank loans	70	(93)
Increase in long-term debt	5	17
Repayments of long-term debt	(2)	(3)
Decrease in other long-term liabilities	(2)	(5)
Other	-	1
	71	(83)
Cash generated by continuing operations	9	120
Cash used by discontinued operations (note 3)	(3)	(5)
Foreign exchange on cash and cash equivalents
held in foreign currencies	-	-
Net increase in cash and cash equivalents	6	115
Cash and cash equivalents, net of bank indebtedness, beginning of period	14	26
Cash and cash equivalents, net of bank indebtedness, end of period	$20	$141
Supplemental information:
Interest paid	$4	$21
Income taxes paid	$-	$-

TEMBEC INC.
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended December 29, 2007 and December 30, 2006
(unaudited) (in millions of dollars)

					December 29, 2007

	Forest				Corporate
	products	Pulp	Paper	Chemicals	& other	Consolidated
Sales:
External	$ 120	$ 293	$ 99	$ 33	$ -	$ 545
Internal	32	18	-	1	1	52
	152	311	99	34	1	597

Earnings (loss) before						0
the following	(22)	21	(12)	2	(5)	(16)

Depreciation and amortization	13	18	9	1	1	42

Other items (note 7)	(17)	(4)	-	-	2	(19)

Operating earnings (loss) from
continuing operations	(18)	7	(21)	1	(8)	(39)

Net fixed asset additions	1	10	1	1	-	13

					December 30, 2006

	Forest				Corporate
	products	Pulp	Paper	Chemicals	& other	Consolidated
Sales:
External	$ 170	$ 305	$ 132	$ 42	$ -	$ 649
Internal	34	22	-	1	-	57
	204	327	132	43	-	706

Earnings (loss) before
the following	(13)	22	9	2	(6)	14

Depreciation and amortization	14	20	9	1	1	45

Other items (note 7)	(246)	29	-	-	-	(217)

Operating earnings (loss)
from continuing operations	219	(27)	-	1	(7)	186

Net fixed asset additions	3	9	1	-	-	13

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

1.

Financial Position of the Company and Going Concern

These consolidated financial statements are presented on the assumption that the Company continues as a going concern in accordance with Canadian generally accepted accounting principles (GAAP). The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is reasonable doubt about the appropriateness of using the going concern assumption because of the Company's current liquidity position coupled with its expected operating cash flows. The Company must provide for annual interest payments of $110-$120 million to service existing indebtedness and is required to fund annual minimum capital expenditures of $60-$70 million.

The significant appreciation of the Canadian $ against the US $ over the past several years and the higher energy costs have led to reduced operating margins for the Company, and for the Canadian forest products industry in general. As well, the Company's financial performance continues to be negatively impacted by tariffs on lumber shipped to the US. This erosion of competitive position has led to the closure of several operations. The Company is exploring strategic alternatives to improve its capital structure and enhance liquidity. Strategic alternatives under consideration include non-core asset sales, cost reduction initiatives, refinancing or repayment of debt and issuance of new debt or equity. The review of strategic alternatives is being undertaken by Tembec's management and is being overseen by the Special Committee for Strategic Purposes and the Board of Directors. External financial advisors have been retained to assist in the process. During the December 2007 quarter, the Company announced a proposed recapitalization transaction. A summary of the key elements is noted under recapitalization (note 11).

These financial statements assume the realization of assets and the settlement of liabilities in the normal course of business. If the going concern basis were not appropriate for these financial statements, adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.

2.

Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 29, 2007.

Changes in accounting policies

Effective October 1, 2006, the Company changed retroactively its accounting policy relating to the evaluation of misstatements in its financial statements in accordance with Section 1506, Accounting Changes of the Canadian Institute of Chartered Accountants (CICA) Handbook. The Company applied a methodology consistent with that of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 108 ("SAB 108"), Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. The Company will now quantify the effect of prior-year misstatement on the current-year financial statements, assessing their impact on both the financial position and results of operations of the Company and evaluating the materiality of misstatements quantified on the above in light of quantitative and qualitative factors. The application of this change in accounting policy had no impact on the financial statements.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

2.

Significant accounting policies (continued)

Changes in accounting policies (continued)

Effective October 1, 2006, the Company adopted the new recommendations of the CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with GAAP.

Under Section 3855, all financial instruments are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. The Company's investments consist mainly of equity investments which are excluded from the recommendations of this standard and of loans receivable which are classified as loans and receivables. Bank indebtedness, operating bank loans, accounts payable and accrued charges, long-term debt, including interest payable, and redeemable preferred shares are classified as other liabilities, all of which are measured at amortized cost. The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company has maintained its policy not to use hedge accounting.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. Previously recorded cumulative translation adjustment on self-sustaining operations is now presented in Accumulated other comprehensive income. The adoption of these new standards had no impact on the Company's deficit position as at October 1, 2006.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

2.

Significant accounting policies (continued)

Changes in accounting policies (continued)

Effective October 1, 2006, the Company applied the accounting treatment prescribed by emerging issues committee ("EIC") EIC-162 of the CICA Handbook with respect to stock-based compensation for employees eligible to retire before the vesting date. EIC-162 provides guidance to determine compensation costs attributable to a stock-based award under a compensation plan that contains a provision that allows an employee to continue vesting after the employee has retired. The application of EIC-162 had no impact on the financial statements of the Company.

Business of the Company

The Company operates an integrated forest products business. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental, safety and other key criteria. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint and bleached board. The Chemicals segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in the annual audited consolidated financial statements.

Prior to the June 2007 quarter, the Company allocated corporate general and administrative expenses to each business segment based on the dollar value of their total sales. The Company has discontinued this practice and has added a "Corporate and Other" category to the segment information tables included in its financial statements. Prior period segment information in the financial statements has also been restated to conform with this change in presentation. It is the Company's view that providing separate disclosure of corporate general and administrative expenses will be useful to financial statement users and will allow more accurate segment performance comparison with other forest products companies.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

3.

Discontinued operations

In July 2007, the Company indefinitely idled its coated paper facility in St. Francisville, Louisiana. Despite efforts to restructure the operation, the mill's financial performance remained relatively poor. As a result of the change in circumstances, the Company recorded an asset impairment charge of $173 million in the June 2007 quarter. The Company has not identified a feasible restructuring plan to resume operations at the facility. As well, the Company has retained the services of an outside party to actively seek the sale of the site. As this operation is the only coated paper facility owned by the Company, its financial results have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the coated paper results from the Company's continuing operations.

Condensed earnings from discontinued operations related to the St. Francisville facility are as follows:

	Quarters
	2007	2006
Sales	$1	$75
Operating loss	$(4)	$(4)
Financing Expenses	$(1)	$2
Loss from discontinued operations	$(3)	$(6)
Loss per common share from discontinued operations	$(0.03)	$(0.07)

Condensed cash flows from discontinued operations related to the St.Francisville facility are as follows:

	Quarters
	2007	2006
Cash flows from operating activities	$(3)	$(3)
Cash flows from investing activities	-	(2)
Cash flows generated by discontinued operations	$(3)	$(5)

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

4.

Long-term debt

		Dec. 29,	Sept. 29,
	Maturity	2007	2007
Tembec Inc. - 6% unsecured notes	09/2009	$ 20	$ 20
Tembec Industries - US $350 million 8.625% unsecured senior notes	06/2009	343	348
Tembec Industries - US $500 million 8.5% unsecured senior notes	02/2011	490	498
Tembec Industries - US $350 million 7.75% unsecured senior notes	03/2012	343	348
Tembec SAS	12/2013	20	20
Tembec Envirofinance SAS	06/2017	32	32
Tembec Energie SAS	12/2014	10	10
Proportionate share - Marathon (50%)	03/2006	7	7
Proportionate share - Temlam (50%)	06/2015	43	39
Other	Various	11	21
		1,319	1,343
Less current portion		23	26
Less unamortized financing costs		2	3
		$ 1,294	$ 1,314

5.

Share capital

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Quarters
	2007	2006
Net earnings (loss) from continuing operations	$ (57)	$144
Net earnings (loss)	$ (60)	$ 138
Weighted average number of common
shares outstanding	85,616,232	85,616,232
Dilutive effects:
Employees stock options	-	135,044
Weighted average number of diluted common
shares outstanding	85,616,232	85,751,276
Basic and diluted earnings (loss) per share
from continuing operations	$ (0.67)	$ 1.69
Basic and diluted earnings (loss) per share	$ (0.70)	$ 1.62

The diluted loss per share is the same as the basic loss per share as the dilutive factors result in a decrease in the loss per share. In the case of diluted earnings per share, the diluting factors are not significant enough to effect a decrease in the earnings per share.

Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provides for the issuance of common shares at an exercise price equal to the market price of the Company's common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue. No options were granted during the period. The compensation expense recorded was not significant.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

5.

Share capital (continued)

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period.

		2007		2006
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price
Balance, beginning of fiscal year	3,668,019	$ 6.28	4,829,239	$ 7.35
Options granted	-	-	-	-
Options expired	(53,611)	4.31	(102,202)	5.62
Balance, end of December	3,614,408	$ 6.31	4,727,037	$ 7.38

6.

Lumber duties and export taxes

Effective October 12, 2006, the Governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute. The Softwood Lumber Agreement ("SLA") requires that an export tax be collected by the Government of Canada, which is based on the price and volume of lumber shipped. The SLA had an effective date of October 12, 2006, at which time the U.S. Department of Commerce ("USDOC") revoked all existing countervailing and antidumping duty orders on softwood lumber shipped to the U.S. from Canada.

7.

Other items

2007

Restructuring and asset impairment charges:

During the December 2007 quarter, the Company recorded a non-cash charge of $2 million relating to the writedown of its investment in the failed Gaspesia project.

Also during the December 2007 quarter, $1 million of mill closure provisions were reversed.

Gain on land sales and other:

During the December 2007 quarter, the Company completed the sale of a number of land properties and recorded a gain of $16 million.

Also during the December 2007 quarter, the Company reduced its participation in the equity of AV Cell Inc. from 50% to 25% and recorded a gain of $4 million. The Company also ceased applying the proportionate consolidation methods to its investments and has begun applying the equity method.

2006

Restructuring and asset impairment charges:

During the December 2006 quarter, the Company announced the permanent closure of the Smooth Rock Falls, Ontario, pulp mill. The facility had been idled since the end of July 2006. The Company recorded a charge of $29 million relating to special termination pension benefits, severance and other relating items.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

7.

Other items (continued)

Recovery of lumber duties:

During the December 2006 quarter, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the USDOC that had accumulated since May 2002. The amount received by the Company corresponds to approximately 82% of the total amount deposited. In addition, the Company received a further $30 million, which corresponds to approximately 82% of the interest accrued on the deposits since May 2002. This latter amount was recorded as interest income.

Gain on land sales and other:

During the December 2006 quarter, the Company completed the sale of a number of land and other properties and recorded a net gain of $8 million.

Also, during the December 2006 quarter, the Company completed the sale of its small pine lumber operation located in Brassac, France. The transaction had no significant effect on the Company's financial statements.

The following table provides an analysis of the other items by business segment:

				2007
	Forest		Corporate
	products	Pulp	& other	Consolidated
Investments	$-	$(4)	$2	$(2)
Gain on land sales	(16)	-	-	(16)
Other	(1)	-	-	(1)
	$(17)	$(4)	$2	$(19)

			2006
	Forest
	products	Pulp	Consolidated
Lumber duties	$ (238)	$ -	$ (238)
Pensions	-	17	17
Gain on land sales	(8)	-	(8)
Severance, other labour-related and idling costs	-	12	12
	$ (246)	$ 29	$ (217)

The following table provides the reconciliation components of the mill closure provisions:

	Quarters
	2007	2006
Opening balance	$4	$6
Additions: Severance and other labour-related costs	-	10
Idling and other costs	-	2
Reversal of mill closure provisions	(1)	-
Payments: Severance and other labour-related costs	-	(6)
Idling and other costs	(1)	(1)
Ending balance	$2	$11

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

8.

Interest, foreign exchange, and other

	Quarters
	2007	2006
Interest on long-term debt	$ 26	$ 30
Interest on short-term debt	2	3
Interest income - lumber duties	-	(30)
Interest income - other	(1)	(3)
	27	-
Amortization of deferred financing costs	1	1
Loss (gain) on consolidation of foreign integrated subsidiaries	(1)	1
Other foreign exchange items	3	(17)
Bank charges and other financing expenses	1	1
	4	(14)
	$ 31	$ (14)

9.

Income Taxes

	Quarters
	2007	2006
Earnings (loss) from continuing operations before income taxes
and share in earnings of related companies	$ (54)	$ 139
Income taxes based on combined federal and provincial
income tax rates of 31.9% (2006 - 33.3%)	(17)	46
Decrease (increase) resulting from:
Future income taxes adjustment due to rate enactments	3	-
Change in valuation allowance	21	(55)
Rate differential between jurisdictions	1	(3)
Non taxable portion of exchange loss (gain)
on long-term debt	(2)	8
Other permanent differences	(3)	-
Large corporations tax	-	-
	20	(50)
Income taxes expense (recovery)	$ 3	$ (4)
Income taxes:
Current	-	38
Future	3	(42)
Income taxes expense (recovery)	$ 3	$ (4)

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

10.

Employee Future Benefits

The following table presents the Company's future benefit costs:

	Quarters
	2007	2006
Defined benefit pension plans	$ 4	$ 5
Other employee future benefit plans	1	1
Defined contribution and other retirement plans	3	3
	8	9
Portion included in Restructuring charge - mill closure (note 7)	-	17
	$ 8	$ 26

11.

Recapitalization

The following is the summary of the key elements for the recapitalization transaction proposed by the Company:

Implementation Process

Details of the Recapitalization were provided in an information circular distributed to Noteholders and existing shareholders on January 25, 2008. In addition to Noteholder and shareholder approvals, implementation of the Plan of Arrangement is subject to final approval of the Court and receipt of all necessary regulatory and stock exchange approvals.

All of the existing equity of Tembec will be surrendered and 100,000,000 new common shares ("New Shares") in the recapitalized Tembec will be issued.

Treatment of Existing Unsecured Notes

- The unsecured notes issued by Tembec Industries Inc. ("Notes") and listed below will be affected by the Recapitalization:

  US $350,000,000 8.625% notes due June 2009

  US $500,000,000 8.5% notes due February 2011

  US $350,000,000 7.75% notes due March 2012

- Existing holders of Notes ("Noteholders") will receive 95% of the recapitalized equity of Tembec as follows:

(i)

Noteholders will surrender their Notes in exchange for their pro rata share, based on the face amount of Notes held, of 45% of the recapitalized equity of Tembec (37.5 New Shares for each US $1,000 of face amount of Notes);

(ii)

Under the terms of the Recapitalization plan, Noteholders will be paid accrued interest on the Notes up to and including December 30, 2007;

(iii)

In addition, qualifying Noteholders will have an opportunity to participate (the "Loan Participation Process") as lenders in amounts up to their pro rata share, based on the face amount of Notes held, of a new term loan (the "New Loan") in a maximum principal amount of US $300 million. Those qualifying Noteholders who participate in the New Loan will receive their pro rata share, based on the amount of their participation in the New Loan, of 43% of the recapitalized equity of Tembec. The minimum participation amount shall be US $250,000.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

11.

Recapitalization (continued)

In effect, for every US $1,000,000 of face value of Notes held by an existing Noteholder, such Noteholder may participate in lending up to US $250,000 of the New Loan and will be entitled to receive up to approximately 35,833 additional New Shares.

The deadline for making a commitment to participate in the New Loan is expected to be approximately mid-February 2008;

(iv)

Existing Noteholders who participate in a backstop of the New Loan will be entitled to an additional 7% of the recapitalized equity of Tembec.

Support Agreements

An ad hoc committee of Noteholders (the "Committee") has executed support agreements with Tembec whereby they have agreed to vote in favour of and support the Recapitalization. The Committee holds in excess of US $250 million of Notes. As at December 31, 2007, noteholders have executed support agreements with the Company whereby they have agreed to vote approximately US $774 million of notes in favor of and to support the Recapitalization.

Treatment of Certain Other Obligations

As part of the implementation of the Recapitalization, Investissement Québec ("IQ") and Société générale de financement du Québec ("SGF") will receive a replacement 6% unsecured note of Cdn $18 million in exchange for the Cdn $20.1 million note currently held by IQ and the Cdn $25.7 million of preferred shares held by IQ and SGF. The approval of IQ and SGF will be required as part of the Recapitalization transaction.

Treatment of Existing Shares

- Existing shareholders of Tembec Inc. will receive their pro rata share of:

(i)

5,000,000 New Shares. For each 100 existing common shares in the capital of Tembec Inc., an existing shareholder will receive 5.84 New Shares; and

(ii)

"cashless" warrants to acquire 11,111,111 New Shares issued from treasury. The warrants shall be deemed to be exercised and shall be automatically converted to New Shares if the 20-day volume weighted average trading price of the New Shares reaches Cdn $12.00 (the "Strike Price"). No consideration is payable by the warrant holder to acquire the New Shares once the Strike Price has been reached. For each 100 existing common shares in the capital of Tembec Inc., an existing shareholder will receive approximately 12.9778 warrants and each warrant will be convertible into one New Share. The warrants will expire four years after the implementation date of the Recapitalization.

No fractional New Shares or warrants will be issued in the Recapitalization.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

11.

Recapitalization (continued)

Terms of the New Loan

The following is a summary of selected terms of the New Loan:

Borrower:	Tembec Industries Inc. ("TII")

Amount:	US $300,000,000
The full amount of the New Loan will be drawn on implementation date of the Recapitalization
Use of proceeds:	Repayment of working capital facilities, capital expenditures and general corporate purposes
Term:	Four years from the implementation date of the Recapitalization
Guarantors	Tembec Inc. Tembec Enterprises Inc. ("TEI") All present and future material Canadian and U.S. wholly-owned subsidiaries of Tembec Inc, TII and TEI
Security

  First charge on all assets other than receivables and inventory of the Borrower and the Guarantors

  Second charge on all receivables and inventory, subject to the prior charge of a working capital facility

Interest rate:	Base Rate Loans: Base Rate + 6.0% LIBOR Loans: LIBOR + 7.0%
Covenants

  Certain covenants with respect to debt incurrence, permitted liens, fundamental changes, limitations on guarantees and transactions with affiliates

  A financial maintenance covenant that matches the covenant in the company's existing working capital facility, as amended from time to time

Prepayment	Prepayable at any time with a prepayment premium of:
- Year 1: 4%
- Year 2: 3%
- Year 3: 2%
- Year 4: 0%

12.

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.